Exhibit 99.1

SuperCom Reports Second Quarter 2016 Financial Results

Company to host conference call, tomorrow, Friday October 28th at 10 a.m. ET today to discuss results

Herzliya, Israel, October 27, 2016 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, announced today its results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights Compared to the Second Quarter of 2015

•	Revenue of $5.02 million compared to $7.7 million
•	Non-GAAP EPS of ($0.03) compared to $0.15
•	Non-GAAP Net Loss of ($0.5 million) compared to Non-GAAP Net Income of $2.1 million
•	GAAP EPS of ($0.10) compared to $0.08
•	GAAP Net Loss of ($1.5 million) compared to GAAP Net Income of $1.1 million
•	Total Assets of $64 million or $4.20 per share compared to $66 million or $4.30 per share as of December 31, 2015
•	Use of cash related to acquisitions, acquisition-related expenses, and stock buyback of over $6 million (including approx. $2.1 million for OTI earn-out)

First Six Months of 2016 Financial Highlights Compared to the First Six Months of 2015

•	Revenue of $10.9 million compared to $15.4 million
•	Non-GAAP EPS of ($0.02) compared to $0.34
•	Non-GAAP Net Loss of ($0.4) million compared to Non-GAAP Net Income of $4.7 million
•	GAAP EPS of ($0.09) compared to $0.23
•	GAAP Net Loss of ($1.4 million) compared to GAAP Net Income of $3.1 million
•	Revenue contribution from customers in developed nations (U.S. and Europe) increased from 5% of total sales in the first half of 2015 to 44% in the first half of 2016
•	Revenue from non-governmental customers increased to 12% compared to 5% in the first half of 2015
•	Use of cash related to acquisitions, acquisition-related expenses, and stock buyback was over $10 million (including approx. $2.1 million for OTI earn-out)

“Our financial results during the second quarter were impacted by macro-economic challenges that have delayed large-scale e-ID deployments in three specific countries,” commented Arie Trabelsi, SuperCom’s President and CEO. “One of the delayed deployments was fully resumed recently, and we are working diligently with the other two customers to quickly resolve outstanding issues. In parallel to these efforts, we are working to advance strategic initiatives that will further diversify our business, expand our customer base and geographical exposure, and increase our base of steady-state revenues.”

Mr. Trabelsi added, “Since the beginning of this year, we have executed on four strategic acquisitions at attractive valuations that represent a fraction of the annual revenues that these companies have historically achieved. We are focused on our strategy of providing a more integrated offering to customers through complementary and interconnected products and solutions. Although the timing of the acquisitions, ongoing integration efforts, and process of converting billings into recognizable revenue have hindered the financial benefits thus far, we expect significant growth in our steady-state revenues, enhanced gross margins and optimized operational efficiencies. We believe that this impact will be more visible in our financials beginning in the second half of this year and further in 2017.”

Mr. Trabelsi continued, “With these new acquisitions, we have been reducing our exposure to the emerging markets with new revenues from governments, corporations and individual consumers in developed markets such as the U.S. and Western Europe. Based on our current visibility we expect the percentage of our steady-state revenues from these developed markets to grow from less than 5% in the recent past to approximately 50% in 2017. Additionally, we expect the percentage of steady-state revenues contributed from our M2M, Cybersecurity, Secured Connectivity and Payments businesses to rise from less than 10% of total sales as they were in 2015 to approximately 50% in 2017. Our revenues from non-government customers grew from less than 5% of our overall revenue in 2015 to nearly 30% in the first half of 2016. As a result, we are becoming less sensitive to volatility in emerging markets and geopolitical environments and building a stronger foundation on which to substantially grow our business.”

Second Quarter and YTD Operational Highlights

•	Delayed Large-scale e-ID deployment from recent quarters are progressing closer to completion which will result in generation of steady-state recurring revenues
•	Subsequent to the end of the quarter, the M2M (IoT) division deployed its PureSecurity technology in Ohio via a partnership with a leading, local-based criminal justice company
•	Subsequent to the end of the quarter, LCA was awarded electronic monitoring projects in three California counties, further expanding its presence in North America
•	Since the closing of the LCA acquisition in January, LCA has integrated SuperCom’s PureSecurity technology to monitor hundreds of offenders in California
•	Safend, since being acquired in Q1, has reached an annual run-rate of bookings of over $3 million and sold tens of thousands of new licenses to new customers
•	Subsequent to the end of the quarter, the Secured Payments division launched a Mobile e-Wallet Solution with VeriFone and Nofshonit for one of Israel’s largest loyalty clubs with over one million active clients
•	Acquired PowaPOS, a market-leading point-of-sale platform purpose-built to meet market demand for mobile and tablet-based payments, with potential deployments in more than 20 countries
•	Acquired Alvarion, a provider of autonomous Wi-Fi networks with a proven record of reliability and performance in over 25,000 sites in more than 95 countries
•	Safend and Alvarion have collaborated to launch a new secure Wi-Fi platform for enterprises, creating a trusted platform with multiple factor authentication to fight cyber-attacks and malicious entry into private networks.
•	Diversified the customer base consisting primarily of over 20 governments to currently over 30,000 customers including governments and banks, telecom providers, retail chains and other enterprises in over 100 countries

Results Conference Call

The Company will host a conference call, tomorrow, Friday October 28, 2016, at 10 a.m. Eastern time to review the Company’s financial results and business outlook.

To participate, interested investors should call one of the following telephone numbers. It is recommended that participants dial in at least five minutes before the start of the call:

US:	1-866-320-0174	at 10 a.m. Eastern Time
Israel:	1-80-925-6145	at 5 p.m. Israel Time
International:	1-785-424-1631

A live and archived webcast of the call will be available on the SuperCom investor relations website at http://www.supercom.com.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure

Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President Americas Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2016. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company’s current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables follow]

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2016	2015
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	7,942	22,246
Restricted bank deposits	1,673	3,274
Trade receivable, net	16,734	15,122
Deferred tax short term	1,450	2,639
Other accounts receivable and prepaid expenses	1,836	1,199
Inventories, net	6,099	3,602

Total current assets	35,734	48,082

LONG-TERM ASSETS
Severance pay funds	252	216
Deferred tax long term	4,507	1,433
Customer Contracts	6,067	4,052
Software and other IP	4,418	4,595
Goodwill	6,897	4,688
Other Intangible assets	4,765	1,988
Property & equipment, net	1,223	888

Total Assets	63,863	65,942

CURRENT LIABILITIES
Trade payables	2,855	3,705
Employees and payroll accruals	2,767	1,488
Related parties	57	77
Accrued expenses and other liabilities	4,794	2,917
Short-term liability for future earn-out	439	2,051

Total current liabilities	10,912	10,238

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,232	931
Accrued severance pay	481	341

Total long-term liabilities	1,713	1,272

SHAREHOLDERS’ EQUITY:
Ordinary shares	1,024	1,053
Additional paid-in capital	81,467	83,201
Accumulated deficit	(31,253)	(29,822)

Total shareholders’ equity	51,238	54,432

	63,863	65,942

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30,
	2016	2015
	Unaudited	Unaudited

REVENUES	10,883	15,444
COST OF REVENUES	8,689	5,116

GROSS PROFIT	2,194	10,328

OPERATING EXPENSES:
Research and development	2,694	1,510
Selling and marketing	4,511	2,869
General and administrative	3,437	2,060
Other expenses (income)	(5,635)	-

Total operating expenses	5,007	6,439

OPERATING INCOME (LOSS)	(2,813)	3,889
FINANCIAL EXPENSES (INCOME) , NET	110	(111)

INCOME (LOSS) BEFORE INCOME TAX	(2,923)	3,778
INCOME TAX EXPENSES (BENEFIT)	1,492	(630)

NET INCOME (LOSS) FOR THE PERIOD	(1,431)	3,148

Basic	(0.09)	0.23

Diluted	(0.09)	0.22

Weighted average number of ordinary shares used in computing basic income per share	15,075,177	13,862,731

Weighted average number of ordinary shares used in computing diluted income per share	15,163,123	14,048,570

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Six months ended June 30,
	2016	2015
	Unaudited	Unaudited

GAAP gross profit	2,194	10,328
Amortization of Software and IP	219	177
Stock-based compensation expenses	168	93

Non-GAAP gross profit	2,581	10,598

GAAP operating income (expense)	(2,813)	3,889
Amortization of Software and IP	253	177
Amortization of Customer Contracts	558	459
Stock-based compensation expenses	599	878
Expense related transaction DD	129	-
Expenses for doubtful debt	(800)	-
Restructuring costs related to newly acquired operations	340	-

Non-GAAP operating income (loss)	(1,734)	5,403

GAAP net income(Loss)	(1,431)	3,148
Amortization of Software and IP	253	177
Amortization of Customer Contracts	558	459
Stock-based compensation expenses	599	878
Expense related transaction DD	129	-
Expenses for doubtful debts	(800)	-
Restructuring costs related to newly acquired operations	340	-

Non-GAAP net income(Loss)	(352)	4,662

Non-GAAP EPS	(0.02)	0.34

NET INCOME FOR THE PERIOD	(1,431)	3,148
Income tax expenses (income), net	(1,492)	630
Financial expenses (income), net	110	111
Depreciation, amortization and stock-based compensation expenses	1,853	1,621
Expense for doubtful debt	(800)	-
Expense related transaction DD	129	-
Restructuring costs related to newly acquired operations	340	-

EBITDA *	(1,291)	5,510

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended June 30,
	2016	2015
	Unaudited	Unaudited

REVENUES	5,016	7,744
COST OF REVENUES	3,686	2,814

GROSS PROFIT	1,330	4,930

OPERATING EXPENSES:
Research and development	1,505	833
Selling and marketing	2,580	1,468
General and administrative	1,841	1,344
Other expenses (income)	(3,029)	-

Total operating expenses	2,897	3,645

OPERATING INCOME (LOSS)	(1,567)	1,285
FINANCIAL EXPENSES , NET	54	117

INCOME (LOSS) BEFORE INCOME TAX	(1,621)	1,168
INCOME TAX EXPENSES (BENEFIT)	(111)	82

NET INCOME FOR THE PERIOD	(1,510)	1,086

Basic	(0.10)	0.08

Diluted	(0.10)	0.08

Weighted average number of ordinary shares used in computing basic income per share	15,020,477	13,980,235

Weighted average number of ordinary shares used in computing diluted income per share	15,104,737	14,164,381

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended June 30,
	2016	2015
	Unaudited	Unaudited

GAAP gross profit	1,330	4,930
Amortization of Software and IP	130	88
Stock-based compensation expenses	82	56

Non-GAAP gross profit	1,542	5,074

GAAP operating income (expense)	(1,567)	1,285
Amortization of Software and IP	164	88
Amortization of Customer Contracts	367	229
Stock-based compensation expenses	110	703
Expense related transaction DD	21	-
Restructuring costs related to newly acquired operations	340	-

Non-GAAP operating income (loss)	(565)	2,305

GAAP net income (Loss)	(1,510)	1,086
Amortization of Software and IP	164	88
Amortization of Customer Contracts	367	229
Stock-based compensation expenses	110	703
Expense related transaction DD	21	-
Restructuring costs related to newly acquired operations	340	-

Non-GAAP net income(Loss)	(508)	2,106

Non-GAAP EPS	(0.03)	0.15

NET INCOME FOR THE PERIOD	(1,510)	1,086
Income tax expenses (income), net	(111)	82
Financial expenses (income), net	54	117
Depreciation, amortization and stock-based compensation expenses	865	1,111
Expense related transaction DD	21	-
Restructuring costs related to newly acquired operations	340	-

EBITDA *	(341)	2,396

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

(U.S. dollars in thousands)